

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Yehu Ofer
Chief Executive Officer
Odysight.ai Inc.
Suites 7A and 3B , Industrial Park , P.O. Box 3030
Omer, Israel 8496500

> **Re: Odysight.ai Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2023**
> **File No. 333-273285**

Dear Yehu Ofer:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Risks Related to this Offering and Our Common Stock, page 6

1. We reissue comment 1 to the extent that you did not clarify the risk factor on page 6, which still implies you are working toward Nasdaq listing approval, and does not disclose that listing was denied or that you likely will not actively pursue the listing until at least April 2024, after your next Form 10-K filing.

2. Revise the summary risk factors and the risk factor on pages 15 and 17, and any related disclosure in the document, to clarify if your stock is currently is a "penny stock."

Security Ownership of Certain Beneficial Owners and Management, page 58

3.   We note your response to comment 2. As Mr. Arkin currently holds approximately 44.59% of the voting power of your securities and additional warrants and options that are "currently exercisable or will become exercisable within 60 days," please amend your disclosure to include any risks related to your possible status as a controlled company.

4.   We reissue comment 3 in part. We note the disclosure in footnote 13 to the table that "in general, subsidiaries of the Phoneix Holdings Ltd. manage their own funds and/or the funds of others." Please revise footnote 13 here and footnote 6 to the selling stockholders table to clarify who has beneficial ownership over the shares held by each subsidiary of Mr. Arken's company, Phoenix Insurance Company Ltd.

5.   We note the disclosure on page 67 that "[t]he Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be 'underwriters' within the meaning of Section 2(11) of the Securities Act." We note the shares subject to resale consist of over 56% of the beneficial ownership of your common stock, that it appears Mr. Arkin, the selling shareholder acquired the vast majority of the shares within the past 3-6 months, which resulted in a change of control and let to the name change, Mr. Arkin has authority to determine which shareholders may resale their shares in the offering, that the company could receive up to $27.4 million from conversion of the warrants into common stock, and other information disclosed in Recent Developments beginning on page 44. Please provide your analysis why the selling securityholders should not be deemed underwriters. Refer to Securities Act Rules Compliance and Disclosure Interpretation ("C&DI") 612.09.

Part II: Information Not Required in Prospectus, page II-1

6.   Revise Item 15 to provide the information required by Item 701 of Regulation S-K.

General

7.   Please revise the cover page to clarify what securities are being registered, including specifying the number of securities acquired and identifying each of the "investments in Odysight.ai Inc." in which each was acquired. Also, please revise the cover page of the registration statement, and the prospectus generally, to remove the registration of "the shares of Common Stock underlying the Warrants issued pursuant to the Private Placement," described in the second paragraph of "Recent Developments" on page 44. For guidance, please refer to Securities Act Section 5 Compliance and Disclosure Interpretation ("C&DI") 139.09.

Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joshua Ravitz